Filed Pursuant to Rule 253(g)(2)
File No. 024-11317

1st stREIT OFFICE INC.

SUPPLEMENT NO. 2 DATED MARCH 22, 2021
TO THE OFFERING CIRCULAR DATED NOVEMBER 17, 2020

This document supplements, and should be read in conjunction with, the offering circular of 1st stREIT Office Inc. (the “Company”), dated November 17, 2020, and filed by the Company with the Securities and Exchange Commission (the “SEC”) as part of its offering statement that was qualified by the SEC on November 16, 2020 (the “Offering Circular”).

The purpose of this supplement is to disclose:

·	April 2021 distribution
·	Establishment of purchase price as of April 1, 2021
·	Net asset value as of December 31, 2020
·	Increase in minimum share purchase effective April 1, 2021
·	Availability of mobile application for account access

Declaration of Dividend

On March 22, 2021, the board of directors of the Company declared a regular quarterly cash dividend of $0.21 per share of common stock of the Company (“Common Stock”) for the period from January 1, 2021 to March 31, 2021. The dividend will be payable on April 8, 2021 to stockholders of record as of the close of business on March 25, 2021. The Company, as general partner of 1st stREIT Office Operating Partnership LP (the “Operating Partnership”), concurrently declared the same distribution per common unit of the Operating Partnership.

The quarterly cash dividend equates to 8.40% on an annualized basis calculated at the current rate, assuming a $10.00 per share of Common Stock purchase price.

Establishment of Purchase Price

Beginning with April 1, 2021, the purchase price per share of Common Stock will be $10.09 per share based on the net asset value (“NAV”) per share of the Company as of December 31, 2020 as calculated by the Company’s manager, SW Manager, LLC (the “Manager”). This price per share will be effective until the next announcement of the price per share by the Company, which is expected to happen on or within a commercially reasonable time after June 30, 2021, unless updated by the Company prior to that time. Redemptions of shares of Common Stock will be made pursuant to the Company’s redemption plan based on the then-current NAV per share.

Net Asset Value as of December 31, 2020

The Manager calculates the Company’s NAV on a quarterly basis as of the end of each prior fiscal quarter on a fully diluted basis. As of December 31, 2020, NAV per share of Common Stock was $10.09. This NAV is effective until updated by the Company on June 30, 2021 (or as soon as commercially reasonable thereafter), unless updated by the Company prior to that time.

Components of NAV

The following sets forth the calculation of NAV as of December 31, 2020:

December 31, 2020 (1)
Assets
Real estate:
Land	$7,230,647
Buildings and improvements	74,269,353
Total real estate, net, at fair value	81,500,000

Cash	3,573,618
Restricted cash	521,487
Rents and other receivables, net	84,556
Other assets, net	152,070
Total assets	$85,831,731

Liabilities and stockholders’ equity
Liabilities:
Secured notes payable, net	$41,313,396
Unsecured note payable - affiliate, net	6,500,000
Accounts payable, accrued and other liabilities	1,084,222
Unearned tenant rents	414,546
Security and investor deposits	459,958
Due to affiliate	240,572
Total liabilities	50,012,694

Stockholders’ equity:
Common stock; 900,000,000 shares authorized; 954,925 shares issued and outstanding at December 31, 2020	9,549
Additional paid-in capital	9,305,912
Cumulative distributions and net gain	320,484
Noncontrolling interests	26,183,092
Total stockholders' equity	35,819,037
Total liabilities and stockholders' equity	$85,831,731
Net asset value per share on 954,925 shares issued and outstanding at December 31, 2020(2)	$10.09

(1)	Unaudited consolidated balance sheet data as of December 31, 2020.

(2)	The total amount of shares of Common Stock issued and outstanding used in the computation of NAV per share is the amount of shares outstanding as of December 31, 2020. NAV per share computation excludes noncontrolling interests.

NAV per share was calculated by the Manager on a fully dilutive basis using a process that reflects several components, including (1) estimated values of the Company’s commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, discount rates, net operating income, and (b) in certain instances, individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic dividends and (4) estimated accruals of the Company’s operating revenues and expenses.

As described in the section titled “Valuation Policies” of the Offering Circular, the Company’s goal is to provide a reasonable estimate of NAV per share of Common Stock on a quarterly basis. However, the majority of the Company’s assets consist of commercial office investments and, as with any commercial real estate valuation protocol, the conclusion reached by the Company or, solely in the case that there is a conflict, the conclusion reached by the Company’s independent valuation expert, will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. In instances where the Company determines that an independent appraisal of its real estate assets is necessary, including, but not limited to, instances where the Manager is unsure of its ability to accurately determine the estimated values of the Company’s commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, the Company may engage an appraiser that has expertise in appraising commercial real estate assets to act as its independent valuation expert. The independent valuation expert will not be responsible for, or prepare, the calculation of NAV per share. However, the Company may hire a third party to calculate, or assist with calculating, the NAV per share. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of the Company’s commercial real estate assets and investments.

In addition, for any given quarter, the Company’s published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on the Company’s portfolio is not immediately quantifiable. As a result, the quarterly calculation of NAV per share may not reflect the precise amount that might be paid for the shares of Common Stock in a market transaction, and any potential disparity in NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause NAV per share to change by 5% or more from the last disclosed NAV, the Company will disclose the updated NAV per share and the reason for the change in an Offering Circular supplement as promptly as reasonably practicable.

Historical NAV Information

Below is the NAV per share of Common Stock, as determined in accordance with the Company’s valuation policies, for the fiscal quarter ended December 31, 2020, and the four prior quarters thereof.

Date	NAV Per Share
December 31, 2019	$10.00
March 31, 2020	$9.86
June 30, 2020	$10.07
September 30, 2020	$10.21
December 31, 2020	$10.09

Increase in Minimum Share Purchase

Effective April 1, 2021, the minimum initial investment required will increase from 100 shares to 250 shares. The minimum investment requirement on additional purchases after you have purchased a minimum of 250 shares remains at $500.

Availability of Mobile Application for Account Access

An iPhone mobile application is now available for stockholders to access their account for various purposes. Individual accounts will be able to check their account balance and review dividend payouts, retrieve their investor statements and tax forms, and add more funds. IRA, Trust, LLC, and 401k accounts will have limited access to view their account details and retrieve investor statements and tax forms only. Additional functionality may be added during 2Q21 for individual accounts.